UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

(Name of Issuer)

Common Membership Units

(Title of Class of Securities)

None

(CUSIP Number)

Steven B. Klinsky

New Mountain Finance Corporation

787 Seventh Avenue

New York, NY  10019

(212) 720-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Finance Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,896,693*

	9	Sole Dispositive Power 47,896,693

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,896,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person CO

*Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to Units owned by the Reporting Person generally will be exercised by it in accordance with the directions of its stockholders.

This Amendment No. 7 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto, filed on October 3, 2012, Amendment No. 2 thereto filed on December 11, 2012, Amendment No. 3 thereto filed on March 28, 2013, Amendment No. 4 thereto filed on June 28, 2013, Amendment No. 5 thereto filed on July 18, 2013 and Amendment No. 6 thereto filed on November 1, 2014  (collectively, the “Schedule 13D”), by New Mountain Finance Corporation, a Delaware corporation (the “Reporting Person”)(1) with respect to the common membership units (“Units”), of New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 3.                          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On February 3, 2014, the Reporting Person completed an underwritten public offering of 2,671,938 shares of its Common Stock at a public offering price of $14.70 per share (the “February 2014 Resale Offering”) on behalf of New Mountain Finance AIV Holdings Corporation (“AIV Holdings”). In connection with the February 2014 Resale Offering, AIV Holdings tendered 2,671,938 common membership units of the Operating Company held by AIV Holdings to the Reporting Person in exchange for $38,101,835.88 of net proceeds (after deducting underwriting discounts and commissions) and the Reporting Person issued 2,671,938 shares of its Common Stock directly to the underwriters for the February 2014 Resale Offering.

Item 5.                          Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) — (b).  The aggregate percentage of Units reported owned by the Reporting Person is based upon 47,896,693 Units outstanding, which is the total number of Units outstanding as of February 3, 2014.

For the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which the Reporting Person has the sole power to vote or to direct the vote, the number of securities for which the Reporting Person has the shared power to vote or to direct the vote, the number of securities for which the Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which the Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover page.

(1)              Neither the present filing nor anything contained herein shall be construed as an admission that (i) the Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) the Reporting Person is, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) the Reporting Person is, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Person.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

On February 3, 2014, the Reporting Person completed the February 2014 Resale Offering of 2,671,938 shares of its Common Stock at a public offering price of $14.70 per share on behalf of AIV Holdings.  In connection with the February 2014 Resale Offering, AIV Holdings tendered 2,671,938 common membership units of the Operating Company held by AIV Holdings to the Reporting Person in exchange for the net proceeds (after deducting underwriting discounts and commissions) and the Reporting Person issued 2,671,938 shares of its Common Stock directly to the underwriters for the February 2014 Resale Offering.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

In connection with the February 2014 Resale Offering, the Reporting Person, the Operating Company and AIV Holdings, among others, entered into an underwriting agreement, dated January 29, 2014, with certain underwriters (the “February 2014 Underwriting Agreement”). A more detailed summary of the February 2014 Underwriting Agreement is set forth in the Reporting Person’s Prospectus dated January 29, 2014, as filed with the SEC on January 29, 2014. This summary is qualified in its entirety by the terms of the February 2014 Underwriting Agreement, which is set forth as Exhibit 99.9, and is incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

99.9

Underwriting Agreement, dated January 29, 2014, filed as Exhibit (h)(2) to the Post-Effective Amendment No. 1 to the Reporting Person’s Registration Statement on Form N-2 dated January 29, 2014, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

NEW MOUNTAIN FINANCE CORPORATION

	By:	/s/ Adam B. Weinstein
	Name:	Adam B. Weinstein
	Title:	Executive Vice President and Chief
Administrative Officer